Exhibit 1

151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 T: 416.927.7000 F: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2012

November 23, 2012

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2012

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation, (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at September 30, 2012 and the Condensed Consolidated Interim Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the nine months ended September 30, 2012.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following Management Discussion and Analysis (“MD&A”) of Lingo Media Corporation’s financial condition and results of operations, prepared as of November23, 2012, should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the nine months ended September 30, 2012 which are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise.  These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict" or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes.  More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established English language multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online English language training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online English language learning service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of English language learning programs in China.

As of September 30, 2012, the Company operated three distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001.  Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 400 million units from its library of more than 375 program titles.

Online English Language Learning

Training

To further leverage its Speak2Me lesson library and technology platform, the Company has expanded its online offerings to include fee-based spoken English training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for human resources administrators.  Parlo also offers customized solutions to tailor to clients’ needs.

In May 2010, the Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler and other tailor-made solutions.  ELL Technologies sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Social Learning

Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure.  This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China.  Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor.  The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Recent Developments

On August 23, 2012, the Company’s application was approved by the TSX Venture Exchange to extend the term of the 3,658,668 warrants issued by the Company on March 4, 2011 and the 1,875,000 warrants issued by the Company on May 11, 2011.  The terms of the warrants were extended for a period of 18 months.  The warrants were scheduled to expire on September 4, 2012 and November 11, 2012, respectively, but will now expire on March 4, 2014 and May 11, 2014, respectively.

On September 10, 2012, Lingo Media announced that it had negotiated a one year extension to the term of the $890,000 loan outstanding originally advanced in the amount of $1,000,000 on September 8, 2010 and extended for a further one year term on September 8, 2011.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The new maturity date of the loan is September 8, 2013 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of the Company’s assets and properties.  Lingo Media may elect to prepay the loan in whole or in part at any time at its sole discretion without penalty.

As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media.  The common shares were issued based on 10% of the value of the loan, divided by a deemed issue price of $0.25 per common share.  The insider participation consisted of two directors who loaned an aggregate of $400,000 and one executive officer who loaned $35,000 and were issued 174,000 common shares.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”) and Peoples Education Electronic & Audiovisual Press (“PEP AV”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP AV for its audiovisual-based products which are recognized upon the confirmation of sales and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.  Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Parlo and ELL Technologies earn training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized upon delivery of the training courses to the end client through the distributor and when collectability is reasonably assured.

Speak2Me earns advertising revenue through its free-to-consumer advertising-based online English language learning service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $689,645 for the nine-month period ended September 30, 2012 compared to $592,629 for 2011.  This amount consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP and PEP AV’s local marketing and teacher training initiatives.  With more than 400 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP and PEP AV continue to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's staff in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updating editions of its existing titles and co-op marketing activities.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Online English Language Learning

ELL Technologies earned revenue from its portfolio of Q Group products of $434,869 for the nine months ended September 30, 2012, compared to $513,489 for the same period in 2011.  During the third quarter, Lingo Media initiated the redevelopment of its Q Group product portfolio to meet market needs.  During this development process, ELL Technologies sales efforts have been reduced to enable the development team to complete the product upgrade and redesign.  The Company expects to complete the first phase of this redevelopment process by the year end and the sales efforts will resume in January 2013.

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn. Speak2Me features lessons for Mercedes Benz smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the period ended September 30, 2012 was $Nil compared to $167,080 for September 30, 2011.  Speak2Me is undergoing development and upgrades and did not earn revenues during the period.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2012 Lingo Media had a working capital deficiency of ($757,913) compared to working capital deficiency of $(183,236) as at September 30, 2011. Total comprehensive loss for the three-month period ended September 30, 2012 was $(690,052) compared to $(999,551) for the three month period ended September 30, 2011.

Three months ended, September 30	2012	2011
Revenue
Print-Based English Language Learning	$62,272	$75,617
Online English Language Learning	67,152	273,927
	129,424	349,944
Total Comprehensive Loss	(690,052)	(999,551)
Loss per Share, Basic and Diluted	$(0.03)	$(0.05)
Total Assets	2,334,446	4,189,630
Working Capital / (Deficit)	(757,913)	(183,236)
Cash (Used) / Provided - Operations	(376,710)	(83,227)

The Company had cash on hand as at September 30, 2012 of $98,872 (2011 - $320,173) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services and training products and future equity and/or debt financings to fund its operations.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Results of Operations

Selling, General and Administrative

Selling, general and administrative expenses for the quarter decreased to $475,975 compared to $642,788 in 2011.  This decrease was largely due to reduced sales efforts to allow the development team to complete product upgrade and redesign. Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2011 to 2012 primarily due to the decrease in administration fees, and consulting fees.  The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2012	2011
Sales, marketing & administration	$33,328	$58,649
Employee and management compensation	71,101	94,433
Travel (net of grants)	(12,715)	25,308
Premises	43,162	16,013
Shareholder service	10,485	12,996
Professional fees	49,312	20,543
	194,673	227,942
Grants	(48,015)	(30,750)
	$146,658	$197,192

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $329,317 for the period compared to $445,596 for the same period in 2011.  Selling, general and administrative costs for this business unit decreased from 2011 to 2012 mainly as a result of a reduction of sales efforts to allow the development team to complete product upgrade and redesign.

	2012	2011
Sales, marketing & administration	$216,022	$342,542
Employee and management compensation	71,817	42,476
Travel	13,505	12,083
Premises	13,935	22,982
Shareholder service	2,364	-
Professional fees	11,674	25,513
	$329,317	$445,596
Total Selling, General and Administrative Expenses	$475,975	$642,788

Rent and occupancy costs of premises increased by $27,149 for print-based English language learning as a result of the termination of sublease agreement in 2012.  At the same time, the rent and occupancy costs for online English language learning decreased by $9,047 due to consolidation of its Beijing, China office.  Professional fees increased by $28,769 for Print-Based English Language Learning as a result of Lingo Media’s pursuit of M&A opportunities.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Net Loss

Total comprehensive loss for the Company was $(690,052) for the three month period ended September 30, 2012 as compared to $(999,551) in 2011.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2012	2011
Revenue	$67,152	$273,927
Expenses:
Direct cost	30,183	17,175
General & administrative	329,317	445,596
Amortization of property & equipment	1,050	786
Amortization of development costs	83,445	601,385
Income taxes and other taxes	356	704
	444,351	1,065,646
Segment Loss - Online English Language Learning	(377,199)	(791,719)

Print-Based English Language Learning	2012	2011
Revenue	62,272	75,617
Expenses:
Direct cost	2,000	17,147
General & administrative	146,658	197,192
Amortization of property & equipment	1,413	2,363
Amortization of development costs	-	-
Income taxes and other taxes	10,574	10,411
	160,645	227,113
Segment Loss – Print-Based English Language Learning	(98,373)	(151,496)

Other
Foreign exchange	(81,128)	154,668
Interest and other financial expenses	(41,633)	(13,866)
Stock-based compensation	(145,608)	(55,883)
Other comprehensive income	53,889	(141,255)
	(214,480)	(56,336)

Total Comprehensive Loss	$(690,052)	$(999,551)

During the period, the Company continued to invest in product development.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss decreased primarily as a result of increased expenditures related to stock-based compensation and reduced amortization of development costs.  Expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  Currently, corporate overhead, employee and management compensation are included as part of print-based English language learning expense.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange loss of $81,128 as compared to a gain of $154,668 in 2011, relating to the Company's currency risk through its activities denominated in foreign currencies.  Lingo Media is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, Chinese Renminbi and Euros.  The Company is looking into a risk management strategy to insulate it from the risks of volatile foreign exchange market.

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account.  During the third quarter of 2012, the Company recorded an expense of $145,608 compared to $55,883 during 2011.  The increase in this expense is due to more stock options vested during the period as compared to the third quarter of 2011.

Summary of Quarterly Results

	Q4-11	Q1-12	Q2-12	Q3-12
Revenue	$960,851	$257,927	$737,163	$129,424
Loss Before Taxes and Other Comprehensive Income	(1,110,253)	(623,203)	(14,503)	(733,011)
Total Comprehensive Loss	(960,070)	(628,621)	(84,676)	(690,052)
Loss per Basic and Diluted Share	$(0.05)	$(0.03)	$(0.004)	$(0.03)

	Q4-10	Q1-11	Q2-11	Q3-11
Revenue	$877,091	$300,834	$455,740	$349,544
Loss Before Taxes and Other Comprehensive Income	(811,331)	(1,509,077)	(1,045,166)	(858,296)
Total Comprehensive Loss	(637,184)	(1,543,662)	(1,165,770)	(999,551)
Loss per Basic and Diluted Share	$(0.04)	$(0.09)	$(0.06)	$(0.05)

Liquidity and Capital Resources

As at September 30, 2012, the Company had cash and cash equivalents of $98,872 compared to $320,173 for the same period in 2011.  Accounts and grants receivable of $981,560 were outstanding at the end of the period compared to $792,770 as at September 30, 2011.  With 74% of the receivables from PEP and PEP AV and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.

Total current assets amounted to $1,253,655 (2011 - $1,525,917) with current liabilities of $2,011,569 (2011 - $1,709,153) resulting in a working capital deficiency of $757,914 (2011 - working capital deficiency of $183,326).

In the third quarter, the Company received a $250,000 loan, bearing interest at 12% per annum, secured by accounts receivable and due on January 31, 2013.  Included in the loans is a loan in the amount of $100,000 due to a related party.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.

The Company receives these grants throughout the year from different agencies and government programs.  Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2012 2013 2014 2015 2016	$47,267 191,766 193,332 193,332 193,332

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Additional Disclosure

Intangibles

September 30, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,673,437	$5,328,788	$1,344,649
Content platform(ii)	1,477,122	394,774	1,082,348
Customer relationships(iii)	130,000	86,860	43,140
	$8,280,559	$5,810,422	$2,470,137

December 31, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

September 30, 2012	Cost	Accumulated Amortization	Net
Software and web development(i)	$306,566	$191,302	$115,264
Content platform(ii)	1,477,122	691,984	785,138
Customer relationships(iii)	130,000	130,000	-
	$1,913,688	$1,013,286	$900,402

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

(i)
The Company began commercial production and sale of its Speak2Me services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.  At December 31, 2011, management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform from its acquisition of ELL Technologies, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition of ELL Technologies.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.  As at September 30, 2012, this asset is fully amortized.

Property and Equipment

Cost, January 1, 2011	$209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Additions	-
Effect of foreign exchange	(1,255)
Cost, September 30, 2012	$211,907
Accumulated depreciation, January 1, 2011	151,572
Charge for the year	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$164,841
Charge for the period	7,362)
Effect of foreign exchange	(1,067)
Accumulated depreciation, September 30, 2012	$171,136
Net book value, January 1, 2011	$58,161
Net book value, December 31, 2011	$48,321
Net book value, September 30, 2012	$40,771

Disclosure of Outstanding Share Data

As of November23, 2012, the followings are outstanding:

           Common Shares – 20,899,177
           Warrants – 5,533,668
           Stock Options – 1,564,000

Related Party Balances And Transactions

In the first nine months, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

(a)	In 2012, the Company charged $5,000 (2011 - $38,500) to a corporation with one director in common for rent.

(b)
Management compensation was $288,000 (2011 – $343,980) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.  As of September 30, 2012, $274,970 of management compensation is deferred and included in accounts payable.

(c)
At September 30, 2012, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2011 - $435,000) bearing interest at 9% per annum.  Interest expense related to these loans is $29,389 (2011 - $29,437).

In the third quarter, the Company received a $250,000 loan, bearing interest at 12% per annum, secured by accounts receivable and due on January 31, 2012.  Included in the $250,000 loan is a loan in the amount of $100,000 due to a related party.

(d)	Common shares issued for the extension of the $890,000 loan include 174,000 common shares issued to corporations controlled by directors and an officer.

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis